UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Silver Dragon Resources Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

827692104
(CUSIP Number)

January 27, 2011
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
❑	Rule 13d-1(b)
☑	Rule 13d-1(c)
❑	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON

Socius CG II, Ltd.

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	❑
(b)	❑
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

9,000,000 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

9,000,000 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,000,000 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

9.9%

12.	TYPE OF REPORTING PERSON

OO

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1.	NAME OF REPORTING PERSON

Socius Capital Group, LLC

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

27-1051956

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	❑
(b)	❑
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

9,000,000 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

9,000,000 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,000,000 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

9.9%

12.	TYPE OF REPORTING PERSON

HC

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1.	NAME OF REPORTING PERSON

Terren S. Peizer

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)	❑
(b)	❑
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

9,000,000 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

9,000,000 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,000,000 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

9.9%

12.	TYPE OF REPORTING PERSON

IN

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1.	NAME OF REPORTING PERSON

Patricia Peizer

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)	❑
(b)	❑
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

9,000,000 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

9,000,000 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,000,000 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

9.9%

12.	TYPE OF REPORTING PERSON

IN

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ITEM 1	(a)	Name of Issuer:

Silver Dragon Resources Inc.

(b)	Address of Issuer’s Principal Executive Offices:

5160 Yonge Street, Suite 803
Toronto, Ontario, M2N 6L9 Canada

ITEM 2	(a)	Name of Person Filing:

This statement is filed by Socius CG II, Ltd. with respect to shares of common stock, $0.0001 par value per share, of the issuer beneficially owned by Socius CG II, Ltd., and by Socius Capital Group, LLC, Terren S. Peizer and Patricia Peizer with respect to the shares beneficially owned by Socius CG II, Ltd.

(b)	Address of Principal Business Office, or, if None, Residence:

The address of the principal business office of Socius CG II, Ltd. is:
Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The address of the principal business office of Socius Capital Group, LLC, Mr. Peizer and Ms. Peizer is:  11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90025.

(c)	Citizenship:

Socius CG II, Ltd. is a Bermuda exempted company.
Socius Capital Group, LLC is a Delaware limited liability company.
Mr. Peizer and Ms. Peizer are United States citizens.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share.

(e)	CUSIP NUMBER:

827692104

ITEM 3:	If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

❑	a.	Broker or dealer registered under Section 15 of the Exchange Act.
❑	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.
❑	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
❑	d.	Investment company registered under Section 8 of the Investment Company Act.
❑	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
❑	f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
❑	g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
❑	h.	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
❑	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
❑	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See item 9 of cover pages.

(b)	Percent of class: See item 11 of cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

See items 5-8 of cover pages.

The shares of common stock were obtained by Socius CG II, Ltd. (“Socius CG”) pursuant to an Order Approving Stipulation for Settlement of Claim issued on January 27, 2011 (“Order”) by the Superior Court of the State of California for the County of Los Angeles, Central District, in Case No. BC452084.

For purposes of calculating the percent of class, the reporting persons have assumed that there were a total of 108,641,615 shares of common stock outstanding immediately subsequent to the issuance of the shares, such that the 9,000,000 shares of common stock issued to Socius CG, subject to adjustment as set forth in the Order, represent approximately 9.9% of the class subsequent to such issuance.

Socius CG is not a registered broker-dealer or an affiliate of a registered broker-dealer.  Voting and dispositive power with respect to the shares is exercised by Ward Jensen, the Vice President-Trading of Socius CG.  However, the Order provides that, for so long as Socius CG or any of its affiliates hold any shares of common stock of the issuer, Socius CG and its affiliates are prohibited from, among other actions: (1) voting any shares of issuer common stock owned or controlled by Socius CG or its affiliates, or soliciting any proxies or seeking to advise or influence any person with respect to any voting securities of the issuer; (2) engaging or participating in any actions or plans that relate to or would result in, among other things, (a) acquiring additional securities of the issuer, alone or together with any other person, which would result in Socius CG and its affiliates collectively beneficially owning or controlling, or being deemed to beneficially own or control, more than 9.99% of the total outstanding common stock or other voting securities of the issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets, (d) changes in the present board of directors or management of the issuer, (e) material changes in the capitalization or dividend policy of the issuer, (f) any other material change in the issuer’s business or corporate structure, (g) actions which may impede the acquisition of control of the issuer by any person or entity, (h) causing a class of securities of the issuer to be delisted, (i) causing a class of equity securities of the issuer to become eligible for termination of registration; or (3) any actions similar to the foregoing.  These prohibitions may not be modified or waived without further order of the Court.

Socius Capital Group, LLC (“Socius Capital”), Mr. Peizer and Ms. Peizer directly own no shares of the issuer.  Ms. Peizer is the sole ultimate beneficial owner of Socius Capital.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Socius Capital, Mr. Peizer and/or Ms. Peizer may be deemed to beneficially own and/or control the shares owned by Socius CG.  Socius Capital and Mr. Peizer disclaim beneficial ownership and control, and Ms. Peizer disclaims control, of any of the securities covered by this statement.

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ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: ❑

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 1.

ITEM 8:	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9:	Notice of Dissolution of Group.

Not Applicable.

ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2011	SOCIUS CG II, LTD.

	By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Its: Managing Director

Dated: January 27, 2011	SOCIUS CAPITAL GROUP, LLC

	By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Its: Managing Director

Dated: January 27, 2011	By:	/s/ Terren S. Peizer
Terren S. Peizer

Dated: January 27, 2011	By:	/s/ Patricia Peizer
Patricia Peizer

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EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Exhibit Stating Identity of Relevant Subsidiary per Item 7 of Schedule 13G

EXHIBIT 2

Joint Filing Agreement among Socius CG II, Ltd., Socius Capital Group, LLC, Terren S. Peizer and Patricia Peizer

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Exhibit 1

Socius CG II, Ltd. is a subsidiary of Socius Capital Group, LLC

Exhibit 2

JOINT FILING AGREEMENT

This Joint Filing Agreement, entered into and effective as of January 27, 2011, is made by and among Socius CG II, Ltd., Socius Capital Group, LLC, Terren S. Peizer and Patricia Peizer (each, a “Filer” and, collectively, the “Filers”) pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

 Each of the Filers hereby acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of each of the Filers and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the Filers without the necessity of filing additional joint filing agreements. Each Filer acknowledges that such Filer shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning such Filer contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any of the other Filers, except to the extent that such Filer knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice to the other Filers.

Dated: January 27, 2011	SOCIUS CG II, LTD.

	By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Its: Managing Director

Dated: January 27, 2011	SOCIUS CAPITAL GROUP, LLC

	By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Its: Managing Director

Dated: January 27, 2011	By:	/s/ Terren S. Peizer
Terren S. Peizer

Dated: January 27, 2011	By:	/s/ Patricia Peizer
Patricia Peizer